UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

 Skinny Nutritional Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

830695 10 2

(CUSIP Number)

December 3, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830695 10 2	Page 2 of 6

1.	Names of Reporting Persons: Pasquale W. Croce, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 3,000,000

	6.	Shared Voting Power: 11,450,000

	7.	Sole Dispositive Voting Power: 3,000,000

	8.	Shared Dispositive Voting Power: 11,450,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,450,000 (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☑

11.	Percent of Class Represented by Amount in Row (9): 6.3%*

12.	Type of Reporting Person (See Instructions): IN
 ______________
* Calculated based on 225,484,079 shares of common stock outstanding, as represented by the Company in its Quarterly Report on Form 10-Q filed on May 15, 2009.

CUSIP No. 830695 10 2	Page 3 of 6

1.	Names of Reporting Persons: Liquid Mojo, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 11,450,000

	7.	Sole Dispositive Voting Power: 0

	8.	Shared Dispositive Voting Power: 11,450,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,450,000 (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☑

11.	Percent of Class Represented by Amount in Row (9): 5.1%*

12.	Type of Reporting Person (See Instructions): OO
______________
* Calculated based on 225,484,079 shares of common stock outstanding, as represented by the Company in its Quarterly Report on Form 10-Q filed on May 15, 2009.

CUSIP No. 830695 10 2	Page 4 of 6

Item 1(a).	Name of Issuer: Skinny Nutritional Corp.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Three Bala Plaza, Suite 101, Bala Cynywd, PA 19005.

Item 2(a).
Name of Person Filing: This joint statement on Schedule 13G is being filed by Pasquale W. Croce, Jr. (“Croce”) and Liquid Mojo, LLC (“Liquid Mojo”), who are collectively referred to as the “Reporting Persons”. Mr. Croce is the beneficial owner of a majority of the membership interests of Liquid Mojo. Mr. Croce has the power to vote and dispose of the shares of Common Stock beneficially owned by Liquid Mojo in addition to the shares of Common Stock which are held by him personally. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business office for each of the Reporting Persons is 835 Mt. Moro Road, Villanova, PA 19085.
Item 2(c).	Citizenship: Liquid Mojo is a Pennsylvania limited liability company. Mr. Croce is a U.S. citizen.
Item 2(d).	Title of Class of Securities: Common Stock, par value $.001 per share (the “Common Stock”).
Item 2(e).	CUSIP No.: 830695 10 2

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 830695 10 2	Page 5 of 6

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
Croce: 14,450,000 shares*
Liquid Mojo: 11,450,000 shares*
* Number of shares consists of warrants to purchase 3,000,000 shares of Common Stock held by Croce and 11,450,000 shares of Common Stock held by Liquid Mojo. Excludes warrants to purchase an aggregate of 2,500,000 shares of Common Stock, exercisable for a period of five years at a price of $0.05 per share, issued to Liquid Mojo on May 26, 2009. The exercisability of these warrants is subject to the approval by the Company’s shareholders of an amendment to the Company’s Articles of Incorporation increasing the Company’s number of authorized shares of Common Stock.

(b)	Percent of class:
Croce: 6.3%#
Liquid Mojo: 5.1%#
# Calculated based on 225,484,079 shares of common stock outstanding, as represented by the Company in its Quarterly Report on Form 10-Q filed on May 15, 2009.

(c)	Number of shares as to which such person has**:

(i)	Sole power to vote or to direct the vote:
Croce: 14,450,000 shares
Liquid Mojo: 0

(ii)	Shared power to vote or to direct the vote:
Croce: 14,450,000 shares
Liquid Mojo: 11,450,000 shares

(iii)	Sole power to dispose or to direct the disposition of:
Croce: 14,450,000 shares
Liquid Mojo: 0

(iv)	Shared power to dispose of or to direct the disposition of:
Croce: 14,450,000 shares
Liquid Mojo: 11,450,000 shares

** Mr. Croce is the beneficial owner of a majority of the membership interests of Liquid Mojo. As such, Mr. Croce has the power to vote and dispose of the shares of Common Stock beneficially owned by Liquid Mojo in addition to the shares of Common Stock which are held by him personally. As described in response to Item 4(a) above, this calculation excludes warrants to purchase an aggregate of 2,500,000 shares of Common Stock issued to Liquid Mojo on May 26, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following    ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

CUSIP No. CUSIP No. 830695 10 2	Page 6 of 6

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications.

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2009

Liquid Mojo, LLC
By: /s/ Pasquale W. Croce, Jr. Pasquale W. Croce, Jr.

/s/ Pasquale W. Croce, Jr.
Pasquale W. Croce, Jr.

EXHIBIT I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock, $.001 par value, of Skinny Nutritional Corp.

This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Date: May 28, 2009

Liquid Mojo, LLC
By: /s/ Pasquale W. Croce, Jr. Pasquale W. Croce, Jr.

/s/ Pasquale W. Croce, Jr.
Pasquale W. Croce, Jr.